

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Thomas P. Lloyd
Campbell Strategic Allocation Fund, L.P.
Campbell Global Trend Fund, L.P.
c/o Campbell & Company, Inc.
2850 Quarry Lake Drive
Baltimore, MD 21209

> **Re: Campbell Strategic Allocation Fund, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 16, 2010**
> **File No. 333-166320**
>
> **Campbell Global Trend Fund, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 16, 2010**
> **File No. 333-166321**

Dear Mr. Lloyd:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of the Prospectus

1.   Please confirm to us that each of the classes of the Global Trend Series (USD) will be initially offered at net asset value as disclosed on the cover page of the prospectus.

2.   Please disclose any arrangements to place the funds in an escrow, trust or similar account until the minimum is reached. See Item 501(b)(8)(iii) of Regulation S-K.

3.   Please include the "Subject to Completion" legend as required by Item 501(b)(10) of Regulation S-K or advise.

The Risks You Face, page 18

4.   We note that your introductory paragraph does not disclose whether all known material risks have been presented in your discussion. Accordingly, please revise the risk factors discussion as necessary and indicate in the introductory paragraph that you have presented all known material risks in your discussion.

The Funds' Investments Could Be Illiquid, page 18

5.   We note your response to comment 3 and comment 12 in our letter dated May 14, 2010. As discussed in your response to comment 12, while a cut to market exposure is an effort to reduce risk, it could also reduce the amount of profit. Therefore, please revise your risk factors or include a separate risk factor that discusses the risk presented when the Funds must cut market exposure due to economic and geopolitical difficulties or advise.

Plan of Distribution, page 76

6.   Please discuss the principal terms of any agreement or understanding that the registrant has entered into with broker-dealers prior to the effective date of the registration statement. Also identify the broker-dealers which will participate in the offering and state the amount to be offered through each, if known. See Item 508(c)(2) of Regulation S-K.

Financial Statements

Campbell Global Trend Fund, L.P.

Note 1. Organization and Summary of Significant Accounting Policies

E. Organization and Initial Offering Costs, page 98

7.   We note your response to comment 4 in our letter dated May 14, 2010 relating to your accounting policy for organization costs. Please revise your disclosure in Note 1.F on page 98 to indicate that, consistent with your response, organization costs will be expensed as incurred.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Jim Munsell, Esq.
    Michael J. Schmidtberger, Esq.
    Sidley Austin LLP
    Via facsimile (212) 839-5599